Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Fourth Quarter and Full Year 2019 Financial Results

BEIJING, March 4, 2020 (GLOBE NEWSWIRE) - 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the fourth quarter ended December 31, 2019. The Company will hold a conference call at 8:00 P.M. on Wednesday, March 4, 2020, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

Fourth Quarter 2019 Financial Highlights

•	Net revenues increased by 16.2% to RMB1.05 billion (US$150.6 million) from RMB901.9 million in the same period of 2018.

•

Adjusted cash gross profit increased by 4.1% to RMB425.9 million (US$61.2 million) from RMB409.2 million in the same period of 2018. Adjusted cash gross margin was 40.6%, compared to 45.4% in the same period of 2018.

•

Adjusted EBITDA (non-GAAP) increased by 3.3% to RMB263.8 million (US$37.9 million) from RMB255.3 million in the same period of 2018. Adjusted EBITDA margin was 25.2%, compared to 28.3% in the same period of 2018.

•	Net cash generated from operating activities was RMB444.8 million (US$63.9 million), compared to RMB237.0 million in the same period of 2018.

Full Year 2019 Financial Highlights

•	Net revenues increased by 11.4% to RMB3.79 billion (US$544.3 million) from RMB3.40 billion in the full year of 2018.

•

Adjusted cash gross profit increased by 8.0% to RMB1.63 billion (US$234.6 million) from RMB1.51 billion in the full year of 2018. Adjusted cash gross margin was 43.1%, compared to 44.5% in the full year of 2018.

•	Adjusted EBITDA increased by 14.5% to RMB1.05 billion (US$150.9 million) from RMB917.7 million in the full year of 2018. Adjusted EBITDA margin expanded to 27.7% from 27.0% in the full year of 2018.

•	Net cash generated from operating activities was RMB707.4 million (US$101.6 million), compared to RMB705.0 million in the full year of 2018.

Fourth Quarter 2019 Operational Highlights

•	Hosting MRR[1] per cabinet increased to RMB8,822 in the fourth quarter of 2019, compared to RMB8,457 in the same period of 2018 and RMB8,711 in the third quarter of 2019.

[1]	Hosting MRR: Refers to Monthly Recurring Revenues for the hosting business.

•

Total cabinets under management increased to 36,291 as of December 31, 2019, compared to 32,116 as of September 30, 2019, and 30,654 as of December 31, 2018. As of December 31, 2019, the Company had 32,047 cabinets in its self-built data centers and 4,244 cabinets in its partnered data centers.

•

Utilization rate in the fourth quarter of 2019 fell slightly to 65.6% from 66.2% in the third quarter of 2019, mainly due to the delivery of a large number of additional cabinets in the fourth quarter of 2019.

Mr. Alvin Wang, Chief Executive Officer and President of the Company, stated, “2019 was a productive year for 21Vianet as we met both our capacity expansion and financial targets. Notably, during the quarter, we signed a memorandum of understanding with an industry-leading wholesale customer, marking a significant milestone for the company and illustrating the attractiveness of our IDC services for large-scale clients. Moreover, during the quarter, we continued to see strong demand from our retail customers for both scalable space and turn-key hybrid IT solutions. As such, we remain optimistic about future opportunities in China’s IDC industry and confident in our ability to seize them, owing to our established competitive advantages in the field. Going forward, we will remain focused on securing additional pipeline resources in key markets, upgrading our technology on a continual basis, and ensuring the reliability of our operations to provide customers with premium IDC services.”

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “With both our revenues and adjusted EBITDA meeting our previous guidance expectations, we delivered a solid quarterly financial performance to conclude 2019. In particular, we are pleased to have obtained additional capital as part of our three-year growth plan to fund those initiatives which will enable us to reach our development goals going forward. Looking into 2020, we will maintain our focus on expanding our cabinet capacity, ramping up our financial growth, and optimizing our operational efficiency. In addition, we will also continue to implement a prudent financial policy while closely monitoring the development of the COVID-19 epidemic.”

Fourth Quarter 2019 Financial Results

REVENUES: Net revenues in the fourth quarter of 2019 increased by 16.2% to RMB1.05 billion (US$150.6 million) from RMB901.9 million in the fourth quarter of 2018, representing an increase of 6.8% from RMB981.0 million in the third quarter of 2019. The year-over-year increase was primarily attributable to the growing demand for data centers in the domestic market, driven by the ongoing expansion of corporate digitization across China.

GROSS PROFIT: Gross profit in the fourth quarter of 2019 was RMB247.9 million (US$35.6 million), compared to RMB246.3 million in the same period of 2018 and RMB222.6 million in the third quarter of 2019. Gross margin in the fourth quarter of 2019 was 23.6%, compared to 27.3% in the same period of 2018 and 22.7% in the third quarter of 2019. The year-over-year decrease in gross margin was mainly due to the delivery of additional pipeline capacity.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, increased by 4.1% to RMB425.9 million (US$61.2 million) in the fourth quarter of 2019 from RMB409.2 million in the fourth quarter of 2018, representing an increase of 7.3% from RMB396.7 million in the third quarter of 2019. Adjusted cash gross margin in the fourth quarter of 2019 was 40.6%, compared to 45.4% in the same period of 2018 and 40.4% in the third quarter of 2019.

OPERATING EXPENSES: Total operating expenses in the fourth quarter of 2019 was RMB244.4 million (US$35.1 million), compared to RMB181.4 million in the fourth quarter of 2018 and RMB157.1 million in the third quarter of 2019. As a percentage of net revenues, total operating expenses increased to 23.3% in the fourth quarter of 2019 from 20.1% in the fourth quarter of 2018 and 16.0% in the third quarter of 2019.

Sales and marketing expenses in the fourth quarter of 2019 increased by 28.4% to RMB63.2 million (US$9.1 million) from RMB49.2 million in the fourth quarter of 2018, representing an increase of 20.6% from RMB52.4 million in the third quarter of 2019. The increase of sales and marketing expenses was mainly attributable to the Company’s business expansion efforts and the related increase in sales commissions to staff.

Research and development expenses in the fourth quarter of 2019 were RMB24.9 million (US$3.6 million), compared to RMB23.6 million in the same period of 2018 and RMB22.5 million in the third quarter of 2019.

General and administrative expenses in the fourth quarter of 2019 were RMB110.0 million (US$15.8 million), compared to RMB131.0 million in the same period of 2018 and RMB82.2 million in the third quarter of 2019. The year-over-year decrease was mainly attributable to the Company’s continuous efforts in maximizing its operating efficiency.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses, changes in the fair value of contingent purchase consideration payables, and impairment of receivables from equity investees, increased by 6.8% to RMB184.2 million (US$26.5 million) in the fourth quarter of 2019 from RMB172.4 million in the fourth quarter of 2018, representing an increase of 26.0% from RMB146.2 million in the third quarter of 2019. As a percentage of net revenues, adjusted operating expenses reduced to 17.6% in the fourth quarter of 2019 from 19.1% in the fourth quarter of 2018 and increased from 14.9% in the third quarter of 2019.

ADJUSTED EBITDA: Adjusted EBITDA in the fourth quarter of 2019 increased by 3.3% to RMB263.8 million (US$37.9 million) from RMB255.3 million in the same period of 2018, representing a decrease of 3.2% from RMB272.5 million in the third quarter of 2019. Adjusted EBITDA in the fourth quarter of 2019 excluded share-based compensation expenses of RMB8.6 million (US$1.2 million). Adjusted EBITDA margin was 25.2% in the fourth quarter of 2019, compared to 28.3% in the same period of 2018 and 27.8% in the third quarter of 2019.

NET PROFIT/LOSS: Net loss attributable to ordinary shareholders in the fourth quarter of 2019 was RMB16.4 million (US$2.4 million), compared to a net loss of RMB114.1 million in the fourth quarter of 2018 and a net loss of RMB69.5 million in the third quarter of 2019. Net loss attributable to ordinary shareholders in the fourth quarter of 2019 included a foreign exchange gain of RMB22.5 million (US$3.2 million), compared to RMB2.5 million in the same period of 2018 and a foreign exchange loss of RMB40.2 million in the third quarter of 2019, and an interest expense of RMB88.4 million (US$12.7 million), compared to RMB72.4 million in the same period of 2018 and RMB96.9 million in the third quarter of 2019.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share were RMB0.02 (US$0.3 cent) in the fourth quarter of 2019, which represents the equivalent of RMB0.12 (US$1.8 cent) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Diluted loss per share is calculated using net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of December 31, 2019, the Company’s cash and cash equivalents, restricted cash, and short-term investments were RMB2.72 billion (US$390.9 million).

Net cash generated from operating activities in the fourth quarter of 2019 was RMB444.8 million (US$63.9 million), compared to RMB237.0 million in the same period of 2018 and RMB103.0 million in the third quarter of 2019.

Full Year 2019 Financial Results

REVENUES: Net revenues in the full year of 2019 increased by 11.4% to RMB3.79 billion (US$544.3 million) from RMB3.40 billion in the full year of 2018. The increase was primarily due to the same factors that led to the quarterly increase.

GROSS PROFIT: Gross profit in the full year of 2019 was RMB 939.4 million (US$134.9 million), compared to RMB944.9 million in the full year of 2018. Gross margin was 24.8% in the full year of 2019, compared to 27.8% in the full year of 2018.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, increased by 8.0% to RMB1.63 billion (US$234.6 million) in the full year of 2019 from RMB1.51 billion in the full year of 2018. Adjusted cash gross margin in the full year of 2019 was 43.1%, compared to 44.5% in the full year of 2018.

OPERATING EXPENSES: Total operating expenses in the full year of 2019 increased by 7.0% to RMB757.2 million (US$108.8 million) from RMB707.4 million in the full year of 2018. As a percentage of net revenues, total operating expenses decreased to 20.0% in the full year of 2019 from 20.8% in the full year of 2018. The decrease of operating expenses as a percentage of net revenues was primarily due to the successful implementation of the Company’s efficiency enhancement initiatives.

Sales and marketing expenses in the full year of 2019 were RMB206.3 million (US$29.6 million), compared to RMB172.2 million in the full year of 2018.

Research and development expenses in the full year of 2019 were RMB88.8 million (US$12.8 million), compared to RMB92.1 million in the full year of 2018.

General and administrative expenses in the full year of 2019 were RMB415.3 million (US$59.7 million), compared to RMB462.6 million in the full year of 2018.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses, changes in the fair value of contingent purchase consideration payables, and impairment of receivables from equity investees, decreased by 0.2% to RMB663.0 million (US$95.2 million) in the full year of 2019 from RMB664.4 million in the full year of 2018. As a percentage of net revenues, adjusted operating expenses decreased to 17.5% in the full year of 2019 from 19.5% in the full year of 2018.

ADJUSTED EBITDA: Adjusted EBITDA in the full year of 2019 increased by 14.5% to RMB1.05 billion (US$150.9 million) from RMB917.7 million in the full year of 2018. Adjusted EBITDA in the full year of 2019 excluded share-based compensation expenses of RMB43.9 million (US$6.3 million). Adjusted EBITDA margin expanded to 27.7% in the full year of 2019 from 27.0% in the full year of 2018.

NET PROFIT/LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS: Net loss attributable to ordinary shareholders for 2019 was RMB182.3 million (US$26.2 million), compared to a net loss of RMB205.1 million in the full year of 2018. Net loss in the full year of 2019 included a foreign exchange loss of RMB28.0 million (US$4.0 million), compared to RMB81.1 million in the full year of 2018.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share were RMB0.27 (US$0.04) for the full year of 2019, which represents the equivalent of RMB1.62 (US$0.24) per ADS. Diluted loss per share is calculated using net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

Net cash generated from operating activities was RMB707.4 million (US$101.6 million) in the full year of 2019 compared to RMB705.0 million in the full year of 2018.

Recent Development

In February 2020, the Company announced that it had entered into convertible note purchase agreements with a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. for a total of US$200 million in convertible notes. These agreements are subject to the satisfaction of customary closing conditions. All convertible notes will mature in five years from the date of issuance.

Financial Outlook

For the first quarter of 2020, the Company expects net revenues to be in the range of RMB1,070 million to RMB1,090 million. Adjusted EBITDA is expected to be in the range of RMB245 million to RMB265 million.

For the full year of 2020, the Company expects net revenues to be in the range of RMB4,600 million to RMB4,800 million. Adjusted EBITDA is expected to be in the range of RMB1,250 million to RMB1,350 million. The midpoints of the Company’s updated estimates imply an increase of 24% year over year both in net revenues and adjusted EBITDA.

The forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which do not factor in any of the potential future impacts caused by the COVID-19 epidemic and are subject to change.

Conference Call

The Company will hold a conference call at 8:00 P.M. on Wednesday, March 4, 2020, U.S. Eastern Time, or 9:00 A.M. on Thursday, March 5, 2020, Beijing Time, to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-866-519-4004
International:	+65-6713-5090
China Domestic:	400-620-8038
Hong Kong:	+852-3018-6771
Conference ID:	2267403

The replay will be accessible through March 12, 2020, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	2267403

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin, The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xinran Rao

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	2,358,556	1,808,483	259,772
Restricted cash	265,214	478,873	68,786
Accounts and notes receivable, net	524,305	657,158	94,395
Short-term investments	245,014	363,856	52,265
Prepaid expenses and other current assets	1,159,574	1,618,149	232,433
Amounts due from related parties	125,446	301,665	43,331

Total current assets	4,678,109	5,228,184	750,982

Non-current assets:
Property and equipment, net	4,031,242	5,443,565	781,919
Intangible assets, net	355,313	410,595	58,978
Land use rights, net	147,493	233,154	33,490
Operating lease right-of-use assets, net	—	1,221,616	175,474
Goodwill	989,530	989,530	142,137
Long-term investments	544,323	169,653	24,369
Amounts due from related parties	34,424	20,654	2,967
Restricted cash	37,251	69,821	10,029
Deferred tax assets	159,441	209,366	30,074
Other non-current assets	173,591	277,568	39,870

Total non-current assets	6,472,608	9,045,522	1,299,307

Total assets	11,150,717	14,273,706	2,050,289

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	50,000	234,500	33,684
Accounts and notes payable	389,508	296,261	42,555
Accrued expenses and other payables	659,320	975,935	140,183
Deferred revenue	57,754	57,625	8,277
Advances from customers	670,037	1,068,692	153,508
Income taxes payable	13,111	48,032	6,899
Amounts due to related parties	52,328	163,247	23,449
Current portion of long-term bank borrowings	75,284	32,500	4,668
Current portion of capital lease obligations	219,695	227,115	32,623
Current portion of deferred government grant	4,173	2,595	373
Bonds payable-current	—	911,147	130,878
Operating lease liabilities - current	—	451,372	64,835

Total current liabilities	2,191,210	4,469,021	641,932

Non-current liabilities:
Long-term borrowings	112,000	79,500	11,419
Amounts due to related parties	504,478	526,952	75,692
Unrecognized tax benefits	6,677	2,443	351
Deferred tax liabilities	157,720	202,572	29,098
Non-current portion of capital lease obligations	765,993	896,927	128,836
Non-current portion of deferred government grant	11,619	5,906	848
Bonds payable	2,037,836	2,060,708	296,002
Operating lease liabilities - non current	—	798,049	114,633

Total non-current liabilities	3,596,323	4,573,057	656,879

Shareholders’ equity
Treasury stock	(337,683)	(349,523)	(50,206)
Ordinary shares	46	46	7
Additional paid-in capital	9,141,494	9,202,567	1,321,866
Accumulated other comprehensive gain	85,979	77,904	11,190
Statutory reserves	42,403	60,469	8,687
Accumulated deficit	(3,838,032)	(4,038,390)	(580,078)

Total 21Vianet Group, Inc. shareholders’ equity	5,094,207	4,953,073	711,466

Noncontrolling interest	268,977	278,555	40,012
Total shareholders’ equity	5,363,184	5,231,628	751,478

Total liabilities and shareholders’ equity	11,150,717	14,273,706	2,050,289

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues	901,887	980,969	1,048,119	150,553	3,401,037	3,788,967	544,251
Cost of revenues	(655,546)	(758,414)	(800,248)	(114,948)	(2,456,166)	(2,849,518)	(409,308)

Gross profit	246,341	222,555	247,871	35,605	944,871	939,449	134,943

Operating expenses
Other operating income	5,027	—	6,862	986	5,027	6,862	986
Sales and marketing	(49,210)	(52,399)	(63,188)	(9,076)	(172,176)	(206,309)	(29,634)
Research and development	(23,583)	(22,518)	(24,920)	(3,580)	(92,109)	(88,792)	(12,754)
General and administrative	(130,963)	(82,156)	(109,984)	(15,798)	(462,637)	(415,277)	(59,651)
(Allowance) reversal for doubtful debt	(1,241)	(6)	(1,072)	(154)	598	(1,557)	(224)
Impairment of receivables from equity investees	—	—	(52,142)	(7,490)	—	(52,142)	(7,490)
Changes in the fair value of contingent purchase consideration payables	18,528	—	—	—	13,905	—	—

Total operating expenses	(181,442)	(157,079)	(244,444)	(35,112)	(707,392)	(757,215)	(108,767)

Operating profit	64,899	65,476	3,427	493	237,479	182,234	26,176
Interest income	14,214	15,379	14,988	2,153	45,186	54,607	7,844
Interest expense	(72,430)	(96,936)	(88,375)	(12,694)	(236,066)	(345,955)	(49,693)
Gain on deconsolidation of subsidiaries	—	—	—	—	4,843	—	—
Other income	7,050	2,187	22,160	3,183	58,033	36,380	5,226
Other expense	(1,875)	(127)	(1,270)	(182)	(4,103)	(5,632)	(809)
Foreign exchange gain (loss)	2,488	(40,192)	22,512	3,234	(81,055)	(27,995)	(4,021)
Loss on debt extinguishment	—	(969)	(122)	(18)	—	(18,895)	(2,714)

Gain (loss) before income taxes and loss from equity method investments	14,346	(55,182)	(26,680)	(3,831)	24,317	(125,256)	(17,991)
Income tax benefits (expenses)	46,350	(10,039)	24,686	3,546	(24,411)	(5,437)	(781)
Loss from equity method investments	(158,738)	(1,078)	(20,260)	(2,910)	(186,642)	(50,553)	(7,261)

Net loss	(98,042)	(66,299)	(22,254)	(3,195)	(186,736)	(181,246)	(26,033)
Net (profit) loss attributable to noncontrolling interest	(16,020)	(3,157)	5,838	839	(18,329)	(1,046)	(150)

Net loss attributable to ordinary shareholders	(114,062)	(69,456)	(16,416)	(2,356)	(205,065)	(182,292)	(26,183)

Loss per share
Basic	(0.17)	(0.10)	(0.02)	(0.00)	(0.30)	(0.27)	(0.04)
Diluted	(0.17)	(0.10)	(0.02)	(0.00)	(0.30)	(0.27)	(0.04)
Shares used in loss per share computation
Basic*	676,361,072	679,135,837	670,523,195	670,523,195	674,732,130	668,833,756	668,833,756
Diluted*	676,361,072	679,135,837	670,523,195	670,523,195	674,732,130	668,833,756	668,833,756

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(1.02)	(0.60)	(0.12)	(0.02)	(1.80)	(1.62)	(0.24)
Diluted	(1.02)	(0.60)	(0.12)	(0.02)	(1.80)	(1.62)	(0.24)

*	Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2018	September 30, 2019	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	246,341	222,555	247,871	35,605	944,871	939,449	134,943
Plus: depreciation and amortization	161,201	173,712	177,529	25,500	565,101	691,764	99,366
Plus: share-based compensation expenses	1,672	464	487	70	2,668	1,884	271
Adjusted cash gross profit	409,214	396,731	425,887	61,175	1,512,640	1,633,097	234,580

Adjusted cash gross margin	45.4%	40.4%	40.6%	40.6%	44.5%	43.1%	43.1%

Operating expenses	(181,442)	(157,079)	(244,444)	(35,112)	(707,392)	(757,215)	(108,767)
Plus: share-based compensation expenses	27,528	10,833	8,102	1,164	56,870	42,032	6,038
Plus: changes in the fair value of contingent purchase consideration payables	(18,528)	—	—	—	(13,905)	—	—
Plus: impairment of receivables from equity investees	—	—	52,142	7,490	—	52,142	7,490

Adjusted operating expenses	(172,442)	(146,246)	(184,200)	(26,458)	(664,427)	(663,041)	(95,239)

Operating profit	64,899	65,476	3,427	493	237,479	182,234	26,176
Plus: depreciation and amortization	179,759	195,729	199,642	28,677	634,606	772,205	110,920
Plus: share-based compensation expenses	29,200	11,297	8,589	1,234	59,538	43,916	6,309
Plus: changes in the fair value of contingent purchase consideration payables	(18,528)	—	—	—	(13,905)	—	—
Plus: impairment of receivables from equity investees	—	—	52,142	7,490	—	52,142	7,490

Adjusted EBITDA	255,330	272,502	263,800	37,894	917,718	1,050,497	150,895

Adjusted EBITDA margin	28.3%	27.8%	25.2%	25.2%	27.0%	27.7%	27.7%

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	December 31, 2018	September 30, 2019	December 31, 2019
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(98,042)	(66,299)	(22,254)	(3,195)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation and amortization	179,759	195,729	199,642	28,677
Stock-based compensation expenses	29,200	11,297	8,589	1,234
Others	95,122	33,913	11,992	1,723
Changes in operating assets and liabilities
Accounts and notes receivable	44,566	(133,929)	126,542	18,177
Prepaid expenses and other current assets	(117,604)	(84,332)	2,499	359
Accounts and notes payable	(31,734)	(60,121)	(36,190)	(5,198)
Accrued expenses and other payables	96,432	105,076	(23,517)	(3,378)
Deferred revenue	5,135	16,138	(3,391)	(487)
Advances from customers	79,968	103,772	72,628	10,432
Others	(45,802)	(18,259)	108,285	15,554
Net cash generated from operating activities	237,000	102,985	444,825	63,898

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(129,910)	(448,614)	(458,230)	(65,821)
Purchases of intangible assets	(8,199)	(8,278)	(6,919)	(994)
Payments for investments	(101,796)	(320,660)	(136,840)	(19,656)
Proceeds from other investing activities	97,917	162,811	51,283	7,366
Net cash used in investing activities	(141,988)	(614,741)	(550,706)	(79,105)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	—	200,000	4,500	646
Repayment of long-term bank borrowings	(42,690)	(44,331)	(13,000)	(1,867)
Repayment of short-term bank borrowings	(19,999)	—	—	—
Payments for capital lease	(104,420)	(83,274)	(91,487)	(13,141)
Repurchase of 2020 Notes	—	(126,553)	—	—
Payment of issuance cost of 2021 Notes	—	(183)	—	—
(Payments for) proceeds from other financing activities	(17,324)	88	21,892	3,142
Net cash used in financing activities	(184,433)	(54,253)	(78,095)	(11,220)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	14,507	68,718	(46,956)	(6,745)
Net decrease in cash, cash equivalents and restricted cash	(74,914)	(497,291)	(230,932)	(33,172)
Cash, cash equivalents and restricted cash at beginning of period	2,735,935	3,085,400	2,588,109	371,759

Cash, cash equivalents and restricted cash at end of period	2,661,021	2,588,109	2,357,177	338,587